Exhibit 99.5

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Shares to be Traded on TSX-Venture Under APO Ticker

Laval, Québec, CANADA – March 31, 2011 – Acasti Pharma (“Acasti”) (TSX-V.APO), a Neptune Technologies & Bioressources Inc. (“Neptune”) subsidiary, announces that its shares will start trading today under APO ticker on the TSX-Venture Exchange (the “TSX-V” or “Exchange”).

Acasti complied with all conditions and regulatory requirements of the Exchange after successfully completing the due diligence process led by Versant Partners, Acasti’s sponsor. No proceeds are raised concomitantly with the listing. A copy of Acasti’s listing application is available for review on SEDAR at www.sedar.com.

Pursuant to TSX-V Tier 2 issuer initial listing conditions and requirements:
•
Acasti Class B and Class C shares holders have converted their shares, respectively 5,000,000 and 260,000, into Class A shares on a 1:1 basis. Following this conversion a total of 64,434,444 Class A shares are issued and outstanding.

•	Acasti modified its Stock Option Plan in order to comply with the exchange policy, such modifications to be approved by Acasti’s shareholders on their next annual and special meeting.
•
Acasti has filed amended financial statements for the three and nine-month periods ended November 30, 2010 to reflect its auditors review and the above changes among others in the subsequent events notes to the financial statements.

•
Dr. Martin Godbout and Mr. Marc Lebel have been nominated as new members of the Acasti Board of Directors (the “Board”) following Mr. Jean-Claude Debard and Mr. Daniel Perry resignations on March 21, 2011 effective at the date of the listing. Dr. Martin Godbout is the Chairman of the Board of Director of MethylGene, a public company listed on the TSX Exchange, and has been involved with numerous biotech companies and biotech investment firms.  Mr. Marc Lebel, Pharm.D.  is the founder and former president of Anapharm, a contract clinical research company which he has sold to PharmaNet, he also acted as an Executive Vice-President of Pharmanet. Mr. Lebel sits on numerous private companies’ Board of Directors and currently is the President of Glaciel Production. Both Dr. Godbout and Mr. Lebel are elite members of the Excelcia Cercle and will bring a wealth of expertise to Acasti.

Mr. Andre Godin has been replaced by Mr. Xavier Harland as the Chief Financial Officer of Acasti. Mr. Xavier Harland has been working as the Director of Finance for Neptune since 2004 and led the listing of Acasti shares on the TSX-V. Mr. Xavier Harland is an actuary, a Chartered Financial Analyst (“CFA”) charterholder and Financial Risk Manager (“FRM”) holder.

Rights Offering

Upon listing of Acasti’s class A shares on the Exchange, Acasti will offer its shareholders rights to subscribe up to an additional 15% of its outstanding shares at a minimal price of $0.60 per share, and not less than the Discounted Market Price permitted by the Exchange,  representing a potential aggregate financing of $5,799,100 (the “Right Offering”), immediately following the Exchange and Autorité des Marchés Financiers (“AMF”) approvals, not yet obtained.  Acasti will be filing a request for exemption of prospectus with the AMF with regards to the Rights Offering. Assuming all rights being exercised, Neptune will remain a majority shareholder of Acasti, even though Neptune at the time of the Right Offering will flowthrough directly to its shareholders the rights it will be entitled to receive, due to its ownership in Acasti, subject to the Exchange and AMF approvals.

Business Update
Acasti has begun marketing OnemiaTM to doctors and healthcare professionals in the United States. OnemiaTM’s soft launch has begun and has been well received by medical professionals. Acasti already finalized its first distribution agreement and obtained its first orders for OnemiaTM. In parallel, Acasti is finalizing negotiation to partner with a telmed organization for the full launch of Onemia in the United States. Acasti is also in advanced discussions and negotiation with potential pharmaceutical partners for its VectosTM platform to be used in combination with existing over-the-counter (“OTC”) products.

Moreover, Acasti has received comments by Health Canada regarding the filing of its clinical trial application (“CTA”) for which the first of two parts has been completed (Quality CMC section). Acasti expects to obtain a letter of non–objection for its CTA from Health Canada and initiate the clinical trial shortly. In accordance with the filing of its CTA, Acasti has entered, on March 24, 2011, into an agreement with JSS Medical Research (“JSS”) a clinical research organisation (“CRO”) in order to conduct, upon CTA approval by Health Canada, the phase II clinical trial.  Acasti’s Board has approved the management recommendation for the choice of the CRO, following a rigorous due diligence process, based on recommendations from independent third parties, as well as on JSS experience in the field and excellent reputation, and after revision and analysis of concurrent alternative quotes, which were all higher than the JSS proposal.  Acasti Board members, aware that JSS is owned and managed by Dr. John Sampalis, brother of Dr. Tina Sampalis, president of Acasti, decided, in addition to request full public disclosure, to require that additional control and validation measures be undertaken to eliminate any doubt and/or potential wrong perception such as appointing SNC Lavalin Pharma, an internationally renowned organization,  as external independent auditors, to supervise the clinical trial, its achievements, milestones and payments.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Bob Beaty
(888) 221-0915
bob@howardgroupinc.com
www.howardgroupinc.com

# # #
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements"  within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.